

Mail Stop 3030

November 23, 2015

Via E-mail
Alan Edrick
Executive Vice President and Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

> **Re:** **OSI Systems, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Response Dated November 10, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **File No. 000-23125**

Dear Mr. Edrick:

We have reviewed your November 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2015 letter.

Form 10-K for Fiscal Year Ended June 30, 2015

1. Please address that part of prior comment 2 that asked you to tell us (1) the portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government and (2) the portion of your business that would be at issue in any debarment proceedings that you mention in the first paragraph on page 26.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Net Revenues, page 21

2.   Refer to prior comment 3 and the second paragraph under the table in this section. Please tell us the extent of the revenue increase attributable to the acquisition that you mention. Also tell us the extent to which sales in your "Latin America and Asia regions" decreased, and the reasons for the increases and decreases in the regions that you mention. Also revise future filings to clarify as appropriate.

3.   We note that you attribute the decrease mentioned in the third paragraph to an exceptionally high prior year sale to a single customer. We also note that the "Net Revenues" discussion on page 18 of your Form 10-Q for the fiscal quarter ended September 30, 2014 describes a decrease in the same division and attributes the decrease to exceptionally high sales to a single customer in the prior fiscal year, and does not mention an exceptionally high sale to a customer in the current year. Please tell us how those disclosures can be reconciled and the reasons for the exceptionally high sales in individual quarters; clarify in future filings as appropriate.

Cash Provided by Operating Activities, page 23

4.   Please tell us the reasons for the changes in inventory and accounts payable. Also clarify in future filings as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Victor Sze